COMMENTS RECEIVED ON 11/09/2018

FROM EDWARD BARTZ

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Communication Services Portfolio

POST-EFFECTIVE AMENDMENT NO. 140

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity High Income Fund

Fidelity New Markets Income Fund

POST-EFFECTIVE AMENDMENT NO. 153

1) Fidelity High Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing primarily in income producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).”

C:

The Staff requests we explain whether there are any investments in contingent convertible securities and, if so, include appropriate disclosure and add a corresponding risk.

R:

The fund holds a de minimis position in contingent convertible securities. We believe the existing disclosure in the registration statement adequately describes the security and its related risks. Accordingly, we have not modified the disclosure.

2)  Fidelity High Income Fund and Fidelity New Markets Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the maturity policy for each fund’s debt securities.

R:

Each fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

3) Fidelity High Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Potentially investing in non-income producing securities, including defaulted securities and common stocks.”

C:

The Staff asks us to explain how investing in non-income producing securities and defaulted securities is consistent with a fund with “high income” in its name and whose investment objective is producing a “high level of current income.”

R:

We believe that investments in non-income producing securities are both appropriate for the fund and consistent with the fund’s investment objective and strategies. Any such investment would, of course, be made in compliance with the fund’s Rule 35d-1 policy.

4) Fidelity High Income Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell.”

C:

Since the fund will invest primarily in junk bonds, the Staff requests we provide a separate, specific junk bond risk.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer−Speciﬁc Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

5) Fidelity High Income Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain what hybrids and synthetic securities are in this paragraph.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities. Although the fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus. We note, however, that additional disclosure regarding hybrid securities is contained in the fund’s Statement of Additional Information.

6) Fidelity New Markets Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets.”

C:

The Staff requests we disclose the specific criteria the fund uses to determine that an investment is economically tied to an emerging market.

R:

The factors FMR considers to determine whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed under the heading, “Country or Geographic Region.” In the funds’ SAI, we also disclose the following information, which supplements the prospectus disclosure at issue:

Country or Geographic Region.  Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.

7) Fidelity New Markets Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing primarily in debt securities of issuers in emerging markets.”

C:

The Staff requests we disclose the quality ranking of the fund’s debt securities.

R:

The fund does not have a principal investment strategy of investing in securities of companies with any particular credit quality. Accordingly, we have not modified disclosure.

8) Fidelity New Markets Income Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add separate risk disclosure for emerging markets.

R:

Pursuant to prior Staff comment, we have modified the title of this risk to “Foreign and Emerging Market Risk” to better identify the risk of emerging markets in the title as well as its relationship to foreign risk more generally. We believe the disclosure regarding emerging markets is appropriately located as emerging markets risk is closely tied to foreign risk generally and the current disclosure placement ensures that these risks are read together. Accordingly, we have not modified disclosure.

9) Fidelity New Markets Income Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests a separate risk for junk bonds, if junk bonds will be a significant part of the portfolio.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer−Speciﬁc Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

10) Fidelity New Markets Income Fund

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm it will be disclosed in the fee table if fees associated with investments in ETFs are greater than 0.01%.

R:

To the extent the expenses associated with the fund’s investments in other investment companies (including ETFs) exceed 0.01% such expenses will be separately disclosed in the Total Annual Fund Operating Expenses.

11) Communication Services Portfolio and Fidelity High Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing primarily in common stocks.”

C:

The Staff requests we add a market capitalization policy for each fund and add corresponding risks if any fund includes small or mid-cap stocks in the policy.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

12) All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in domestic and foreign issuers.”

C:

The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although the funds may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the funds. As a result, the funds believe that the current strategy and risk disclosure is appropriate.

13) Communication Services Portfolio

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Communication Services Concentration.  The communication services industries can be significantly affected by government regulation, intense competition, technology changes, general economic conditions, consumer and business confidence and spending, and changes in consumer and business preferences.”

C:

The Staff requests we add a risk more specific to the communication services industry.

R:

The communication services sector consists of companies in various industries and sub-industries, including telecommunications, technology, consumer discretionary and media companies. We believe the risk disclosure appropriately discloses the risks of investing in companies categorized within this sector.

14) Communication Services Portfolio

“Fund Summary” (prospectus)

“Performance”

C:

The Staff asks we confirm that shareholders did approve the proposal on October 17, 2018.

R:

Shareholders approved the proposal.

15) Communication Services Portfolio

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund invests primarily in companies engaged in the development, production, or distribution of communication services. The fund normally invests at least 80% of its assets in securities of companies principally engaged in these activities.”

C:

The Staff requests we provide the criteria used to determine that a company is “principally engaged” in these activities.

R:

The disclosure on which the Staff has commented is intended to assist investors in understanding, in plain English, the types of companies and investments that may be considered “companies engaged in the development, production, or distribution of communication services.” It is not intended to provide a definitive or all-inclusive list. As disclosed in the fund’s SAI, for purposes of the fund’s policy to normally invest at least 80% of assets in companies principally engaged the development, production, or distribution of communication services, SelectCo may consider a company to be principally engaged in such activities if: (i) at least a plurality of a company’s assets, income, sales, or profits are committed to, derived from, or related to such activities, or (ii) a third party has given the company an industry or sector classification consistent with the such activities.

16) Communication Services Portfolio

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to concentrating on particular industries, the fund may invest a significant percentage of its assets in relatively few companies and may invest up to 25% in a single company. The fund is classified as non-diversified under the Investment Company Act of 1940, which means it has the ability to invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund.”

C:

The Staff requests we confirm that, if the fund invests 25% in one company, disclosure in this section will include the name of the company and that corresponding risks will be included.

R:

We believe the disclosure appropriately reflects the fund’s concentration policy and is disclosed in accordance with Item 9 of Form N-1A.

17) Communication Services Portfolio

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

The requested change has been made.

18) Communication Services Portfolio and Fidelity New Markets Income Fund

“Investment Details” (prospectus)

“Principal Investment Strategies” (for Fidelity Communication Services Portfolio)

“Other Investment Strategies” (for Fidelity New Markets Income Fund)

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

19) Communication Services Portfolio

“Investment Details” (prospectus)

“Principal Investment Risks”

“Industry Concentration. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single industry or group of related industries, and the securities of companies in that industry or group of industries could react similarly to these or other developments. In addition, from time to time, a small number of companies may represent a large portion of a single industry or group of related industries as a whole, and these companies can be sensitive to adverse economic, regulatory, or financial developments.

The communication services industries can be significantly affected by federal and state government regulation, intense competition, and obsolescence of existing technology. Many communication services companies compete for market share and can be impacted by competition from new market entrants, changes in consumer preferences and general economic conditions. Certain communication services companies may be more susceptible than other companies to hacking and potential theft of proprietary or consumer information or disruptions in service, which could adversely affect their businesses.”

C:

The Staff requests we add more extensive risk disclosure for the communication services sector.

R:

We believe that the disclosure under the sub-heading “Principal Investment Risks” in the “Investment Details” section appropriately discloses the fund’s principal investment risks and accordingly have not added disclosure.

20) Communication Services Portfolio

“Investment Policies and Limitations” (SAI)

“Concentration”

“For purposes of the fund's concentration limitation discussed above, SelectCo may consider an issuer to be principally engaged in the designated business activity or activities if: (i) at least a plurality of an issuer's assets, income, sales, or profits are committed to, derived from, or related to the designated business activity or activities, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity or activities.”

C:

The Staff requests we revise “at least a plurality” to “at least 50%” and delete “or related to.”

R:

The fund believes that its definition of “principally engaged” is reasonable and respectfully declines to implement the proposed change.